Exhibit 99.1

QUARTERLY REPORT TO SHAREHOLDERS

US GAAP FINANCIAL RESULTS FOR FISCAL 2008 FIRST QUARTER

THE DESCARTES SYSTEMS GROUP INC.

TABLE OF CONTENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations	..................................................................2

Overview	..................................................................4

Consolidated Operations	..................................................................6

Quarterly Operating Results	................................................................11

Liquidity and Capital Resources	................................................................12

Trends / Business Outlook	................................................................14

Commitments, Contingencies and Guarantees	................................................................16

Outstanding Share Data	................................................................18

Application of Critical Accounting Policies	................................................................19

Initial Adoption of Accounting Policies	................................................................20

Certain Factors That May Affect Future Results	................................................................21

Interim Consolidated Financial Statements

Interim Consolidated Balance Sheets	................................................................31

Interim Consolidated Statements of Operations	................................................................32

Interim Consolidated Statements of Cash Flows	................................................................33

Notes to Interim Consolidated Financial Statements	................................................................34

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your” and similar words.

The MD&A refers to our fiscal periods. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our current fiscal year, which will end on January 31, 2008, is referred to as the “current fiscal year,” “fiscal 2008,” “2008,” or using similar words. The previous fiscal year, which ended on January 31, 2007, is referred to as the “previous fiscal year,” “fiscal 2007,” “2007,” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, fiscal 2009 refers to the annual period ending January 31, 2009 and the “fourth quarter of 2009” refers to the quarter ending January 31, 2009.

This MD&A is prepared as of May 31, 2007. You should read the MD&A in conjunction with our unaudited interim consolidated financial statements for our first quarter of fiscal 2008 that appear elsewhere in this Quarterly Report to Shareholders. You should also read the MD&A in conjunction with our audited annual consolidated financial statements, related notes thereto and the related MD&A for fiscal 2007 that are included in our most recent annual report to shareholders (the “2007 Annual Report”).

We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. As it relates to our financial condition and results of operations for the first quarter of 2008, pursuant to NI 51-102, this MD&A updates the MD&A included in the 2007 Annual Report.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in the MD&A and throughout this report, including, but not limited to, statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings; the impact of our acquisitions on revenues; the timing of executive management changes; the impact on our revenues of our customs compliance business; mix of revenues between services revenues and license revenues; the drivers of our continued migration to a predominantly services revenues organization; our expectations regarding the cyclical nature of our business, including an expectation that our third quarter will be strongest for shipping volumes and the first will be the weakest; anticipated improved levels of global shipping through 2008; our plans to continue to allow customers to elect to license technology in lieu of subscribing to services; our anticipated potential loss of customers; our ability to keep our operating expenses at a level below our visible and recurring revenues; use of cash; expenses, including amortization of intangibles, contingent acquisition consideration, capital expenditures; general and administrative, and sales and marketing, expense; income tax provision and expense; the effect on expenses of a weakening US dollar; increases in headcount; our liability with respect to various claims and suits arising in the ordinary course; our intention to actively explore future business combinations; our liability under indemnification obligations; geographic break-down of business; our expectations regarding future restructuring charges associated with restructuring initiatives; our reinvestment of earnings of subsidiaries back into the subsidiary; the sufficiency of capital to meet working capital and capital expenditure requirements; anticipated tax benefits; the impact of new accounting pronouncements; and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

OVERVIEW

We are a global provider of on-demand, software-as-a-service (SaaS) logistics technology solutions that help our customers make and receive deliveries. Using our technology solutions, companies can reduce costs, save time, and enhance the service that they deliver to their own customers. Our technology-based solutions, which consist of services and software, connect people to their trading partners and enable business document exchange, regulatory and customs filing and compliance, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization. Our pricing model provides our customers with flexibility in purchasing our solutions on either a license or an on-demand basis. Our primary focus is on distribution-sensitive companies where delivery is either a key or a defining part of their own product or service offering, or provides opportunities to them for cost efficiencies.

The Market

Supply chain management has been evolving over the past several years as companies are increasingly seeking real-time control of their supply chain activities. Companies are looking for integrated, end-to-end solutions that combine business document exchange and mobile resource management applications (MRM) with end-to-end supply chain execution management (SCEM) applications, such as transportation management, routing and scheduling, and inventory visibility.

As the market continues to change, we have been evolving to meet our customers’ needs. More and more information is becoming available relating to the movement of goods through the supply chain and, with the proliferation of wireless technologies, that information is becoming available in real-time. We are helping our customers take advantage of this trend by offering technology solutions that leverage this new information and the mechanisms by which it is delivered. Our December acquisition of certain assets of Cube Route Inc. (“Cube Route”) broadened our ability to collect and process this real-time information to help our customers make delivery decisions in an on-demand model.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies who move freight by air, ocean or truck to automate their processes to remain compliant and competitive. Our recent acquisitions of ViaSafe Inc. (“ViaSafe”) and Flagship Customs Services, Inc. (“FCS”) have broadened the range of regulatory and compliance services we deliver through our Global Logistics Network™. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers to expedite cross-border shipments.

Solutions

Our solutions are offered to two identified customer groups: transportation providers and logistics service providers (LSPs) who are served by our Global Logistics Network; and manufacturers, retailers and distributors (MRD), who are served by our Delivery Management™ solutions. Our solutions enable our customers to purchase and use either one module at a time or combine several modules as a part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

Our Global Logistics Network helps transportation companies and LSPs better manage their book-to-bill process, optimize fleet performance, comply with regulatory requirements, expedite cross-border shipments and connect and communicate with their trading partners. Our Global Logistics Network is one of the world’s largest multimodal electronic networks focused on transportation providers, their trading partners and regulatory agencies.

Our Delivery Management™ solutions help MRD enterprises reduce logistics costs, efficiently use logistics assets and decrease lead-time variability for their global shipments and regional operations. In addition, these solutions arm the customer service departments of private fleets and contract carriers with information about the location, availability and scheduling of vehicles so they can provide better information to their own clients. Our Delivery Management solutions are differentiated by their ability to combine planning, execution, messaging services and performance management into an integrated solution.

Sales and Distribution

Our sales efforts are primarily directed toward two specific customer markets: (a) transportation companies and LSPs; and (b) MRDs. Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and the United Kingdom, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific region, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

Marketing

Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade show and user group conferences, partner-focused marketing programs, and direct corporate marketing efforts.

Recent Updates

During our first quarter ended April 30, 2007 we made several customer-related announcements regarding the Asia Pacific region. IDS Group, an integrated distribution and logistics provider and a member of the Li and Fung Group, chose our Delivery Management solutions for use in China. Also, several Coca-Cola bottlers in China selected our Routing & Scheduling solutions to help them with their distribution operations in China. To support our customers in China, in February we announced the opening of an office in Shanghai, China.

In March 2007, we announced that we had acquired certain assets of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc. (collectively, the “OTB Acquisition”), both based in Long Beach, California. Ocean Tariff Bureau provides tariff filing and publishing services to ocean intermediaries involved in the shipping of cargo into or out of US waters. Blue Pacific helps these same types of companies secure surety bonds required to ship cargo into or out of US waters. We paid $1.0 million in cash at closing, with up to an additional $0.85 million in cash payable over the next 2.5 years, dependent on the financial performance of the acquired assets.

Also in March, we announced that Stephanie Ratza would be joining Descartes as Chief Financial Officer effective April 2nd and that our former Chief Financial Officer, Brandon Nussey, was leaving to pursue an opportunity with a private technology company.

On April 26, 2007, we closed a bought-deal public share offering in Canada which raised gross proceeds of CAD$25,000,000 (approximately $22.3 million) from a sale of 5,000,000 common shares at a price of CAD$5.00 per share. The underwriters also exercised an over-allotment option on April 26, 2007 to purchase an additional 200,000, 400,000 and 150,000 common shares (in aggregate, 15% of the offering) at CAD$5.00 per share from Descartes, Mr. Arthur Mesher (our Chief Executive Officer) and Mr. Edward Ryan (our Executive Vice President, Global Field Operations), respectively. Gross proceeds to us from the exercise of the over-allotment option were CAD$1,000,000 (approximately $0.9 million). In addition, we received an aggregate of approximately CAD$1.1 million (approximately $1.0 million) in proceeds from Mr. Mesher’s and Mr. Ryan’s exercise of employee stock options to satisfy their respective obligations under the over-allotment option.

In May 2007, we announced that Mr. Ryan had been promoted to Executive Vice President, Global Field Operations. Mr. Ryan was formerly General Manager, Global Logistics Network. We also announced that Gregory Cronin, Executive Vice President Sales and Marketing, had advised us that he was resigning to pursue an executive role with a private U.S. company, but would continue to provide us with transition services until his departure.

CONSOLIDATED OPERATIONS

The following table shows, for the periods indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

	First Quarter of
	2008	2007
Total revenues	13.3	11.7
Cost of revenues	4.6	4.1
Gross margin	8.7	7.6
Operating expenses	6.5	5.9
Acquisition-related expenses	1.2	0.5
Income from operations	1.0	1.2
Investment income	0.1	0.2
Income before income taxes	1.1	1.4
Income tax expense	-	(0.2)
Net income	1.1	1.2

EARNINGS PER SHARE – BASIC AND DILUTED	0.02	0.03
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands) BASIC DILUTED	46,672 48,221	42,618 43,621

Total revenues consist of services revenues and license revenues. Services revenues are principally comprised the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period. License revenues derive from licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the years indicated:

	First Quarter of
	2008	2007
Services revenues	12.2	10.7
Percentage of total revenues	92%	91%

License revenues	1.1	1.0
Percentage of total revenues	8%	9%
Total revenues	13.3	11.7

Our services revenues were $12.2 million and $10.7 million for the first quarter of 2008 and 2007, respectively. The increase in services revenues in 2008 from 2007 is primarily due to the inclusion in 2008 of a full quarter of services revenues from the acquisitions of ViaSafe (April 2006), FCS (July 2006) and Cube Route (December 2006), a partial quarter of revenues from the OTB Acquisition (March 2007), as well as increased sales from some of our Global Logistics Network value-added applications. The increases in 2008 were partially offset by a decrease in previously recurring ocean services revenues as a result of losing certain large ocean customers in the third and fourth quarters of 2007 and by lower maintenance revenues as customers migrated away from some of our legacy products.

Our license revenues were $1.1 million and $1.0 million for the first quarter of 2008 and 2007, respectively. The slight increase is due to our continued success in licensing the products in our Delivery Management suite to manufacturers, retailers, distributors, and service provider enterprises. While our sales focus has been on generating services revenues in our on-demand, software-as-a-services (SaaS) business model, we have continued to see a market for license transactions in our routing and scheduling technologies.

As a percentage of total revenues, our services revenues were 92% and 91% for the first quarter of 2008 and 2007, respectively. Our services revenues as a percentage of total revenues over the past three years has remained relatively unchanged as we maintain our focus on our services-based business model rather than the generation of license revenues.

We operate in one business segment providing on-demand, software-as-a-service (SaaS) logistics technology solutions. The following table provides additional analysis of our segmented revenues by geographic areas of operation (in millions of dollars):

	First Quarter of
	2008	2007
Canada	1.8	0.7
Percentage of total revenues	13%	6%

Americas, excluding Canada	8.2	7.6
Percentage of total revenues	62%	65%

Europe, Middle-East and Africa (“EMEA”)	3.0	3.1
Percentage of total revenues	23%	26%

Asia Pacific	0.3	0.3
Percentage of total revenues	2%	3%
Total revenues	13.3	11.7

Revenues from Canada were $1.8 million and $0.7 million for the first quarters of 2008 and 2007, respectively. The increase in 2008 as compared to 2007 was due to the inclusion of a full quarter of revenues in 2008 from the predominantly Canada-based ViaSafe, which was acquired in early April 2006, and, to a lesser extent, Cube Route, which was acquired in early December 2006.

Revenues from the Americas region, excluding Canada were $8.2 million and $7.6 million for the first quarters of 2008 and 2007, respectively. The increase in 2008 as compared to 2007 was due to the inclusion of the predominantly US-based FCS revenues in 2008, which was acquired at the beginning of July 2006. This increase was partially offset by the loss in the third and fourth quarters of 2007 of previously recurring revenues from certain large customers using our ocean services.

Revenues from the EMEA region for the first quarter of 2008 were $3.0 million, a 3% decrease from the same period in 2007. The decrease is primarily due to the loss of previously recurring revenues from a customer using our legacy visibility services and Delivery Management solutions. This decrease was partially offset by an increase in subscription revenues and professional services in the first quarter of 2008 as compared to the year-ago quarter. We continued to have strong license revenues in this region from the sale of our Delivery Management solutions.

Revenues from the Asia Pacific region were $0.3 million for both the first quarter of 2008 and 2007. While license revenues declined in the first quarter of 2008 as compared to the year-ago quarter, that decline was partially offset by new maintenance revenues in the first quarter of 2008 from the licensing of our Delivery Management solutions in China in the fourth quarter of 2007.

The following table provides additional analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

	First Quarter of
	2008	2007
Services
Services revenues	12.2	10.7
Cost of services revenues	4.5	3.8
Gross margin	7.7	6.9
Gross margin percentage	63%	64%
License
License revenues	1.1	1.0
Cost of license revenues	0.1	0.3
Gross margin	1.0	0.7
Gross margin percentage	91%	70%
Total
Revenues	13.3	11.7
Cost of revenues	4.6	4.1
Gross margin	8.7	7.6
Gross margin percentage	65%	65%

Cost of services revenues consists of internal costs of running our systems and applications, as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues decreased slightly to 63% in the first quarter of 2008 as compared to 64% for the same period in 2007. The decrease resulted from the loss of higher margin recurring revenues in the third and fourth quarters of 2007 from certain large customers previously using our ocean services. This decrease was partially offset by increases in other services revenues against a relatively fixed cost base due to capacity on our Global Logistics Network as well as higher margin recurring revenues from the acquisition of FCS.

Cost of license revenues consists of costs related to our sale of third-party software, such as third-party license fees, referral fees and/or royalties.

Gross margin percentage for license revenues were 91% and 70% in the first quarter of 2008 and 2007, respectively. Our gross margin on license revenues is dependant on the proportion of our license revenues that involve third-party software. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attract third-party software costs and vice versa.

Operating expenses (consisting of sales and marketing, research and development, and general and administrative expenses) were $6.5 million and $5.9 million for the first quarter of 2008 and 2007, respectively. The following table provides an additional analysis of operating expenses (in millions of dollars) for the periods indicated:

	First Quarter of
	2008	2007
Total revenues	13.3	11.7

Sales and marketing expenses	2.5	2.4
Percentage of total revenues	19%	21%

Research and development expenses	2.4	1.9
Percentage of total revenues	18%	16%

General and administrative expenses	1.6	1.6
Percentage of total revenues	12%	14%
Total operating expenses	6.5	5.9

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses of $2.5 million in the first quarter of 2008 were relatively unchanged from $2.4 million for the first quarter of 2007.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in both 2008 and 2007. Research and development expenses were $2.4 million for the first quarter of 2008, an increase of 26% from expenses of $1.9 million for the same period in 2007. The increase in research and development was primarily attributable to increased payroll and related costs from the ViaSafe and FCS acquisitions in April 2006 and July 2006, respectively.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were unchanged at $1.6 million for both the first quarter of 2008 and 2007.

Acquisition-related expenses. The following table provides an additional analysis of acquisition-related expenses for the periods indicated (in millions of dollars):

	First Quarter of
	2008	2007
Amortization of intangible assets	0.7	0.5
Contingent acquisition consideration	0.5	-
Total acquisition-related expenses	1.2	0.5

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with acquisitions completed by us as of April 30, 2007. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities, as well as our asset impairment tests. Amortization of intangible assets was $0.7 million and $0.5 million for the first quarter of 2008 and 2007, respectively. Amortization expense in the first quarter of 2008 is comprised primarily of the amortization of intangible assets that we acquired in fiscal 2007 from ViaSafe, FCS, Cube Route and, more recently, in the OTB Acquisition. Conversely, amortization expense in the first quarter of 2007 was comprised primarily of the amortization of several components of our intangible assets that we acquired prior to fiscal 2007 that are now fully amortized.

We test the fair value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

Contingent acquisition consideration represents $4.0 million of acquisition consideration that was placed in escrow in July 2006 for the benefit of the former FCS shareholders, to be released over time contingent on the continued employment of those shareholders. If we terminate the employment of a former shareholder (other than for cause) prior to the escrow period expiring, the portion of the contingent acquisition consideration then remaining relating to that employee is released to the former shareholder and is expensed in the period that such shareholder’s employment is terminated. Contingent acquisition consideration of $0.5 million related to FCS was expensed in the first quarter of 2008 and $2.3 million remains to be expensed through June 2008.

Investment income was $0.1 million and $0.2 million for the first quarter of 2008 and 2007, respectively. The decrease in investment income is principally a result of lower average cash and cash equivalents and marketable securities balances in the first quarter of 2008 as opposed to the year ago quarter.

Income tax expense was nil and $0.2 million for the first quarter of 2008 and 2007, respectively. Income tax expense arises primarily from our estimate of our US taxable income that will be subject to federal alternative minimum tax and not fully sheltered by our loss carryforwards in certain US states. Other than the $0.4 million deferred tax asset recognized as a result of our adoption of FIN 48 (discussed in more detail in this MD&A in the section entitled “Initial Adoption of Accounting Policy”), no deferred tax asset has been recorded on our consolidated balance sheets to date as we have provided a full valuation allowance for the amount of any benefit. In determining the valuation allowance, we consider various factors by taxing jurisdiction, including our estimated taxable income, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions. A change to any of these factors could impact the estimated valuation allowance and, as a consequence, result in a tax asset being recorded on our consolidated balance sheets and higher income tax expense in future periods.

Overall, we generated net income of $1.1 million in the first quarter of 2008, compared to net income of $1.2 for the same period in 2007. The principal contributor to the decrease in net income was an additional $0.7 million of acquisition-related expenses included in the first quarter of 2008 that resulted from our acquisitions of ViaSafe, FCS, Cube Route and OTB. Although our gross margin improved by $1.1 million and our income tax expense declined by $0.2 million, a $0.6 million increase in operating expenses, the $0.7 million increase in acquisition-related expenses and a $0.1 million decrease in investment income resulted in a $0.1 million decrease in net income. Our net income also was negatively impacted by a $0.2 million foreign exchange loss in the first quarter of 2008 as compared to a $0.1 million foreign exchange gain in the first quarter of 2007. Earnings per share decreased from 3 cents to 2 cents, principally as a result of the issuance of additional shares since the first quarter of 2007 in connection with the FCS acquisition, employee stock option exercises, the March 2006 bought-deal public financing and the April 2007 bought-deal public financing.

QUARTERLY OPERATING RESULTS

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	January 31,	Total
	2007	2007	2007	2007
2008
Revenues	13,288				13,288
Gross margin	8,716				8,716
Operating expenses	6,468				6,468
Net income	1,128				1,128
Basic and diluted earnings per share	0.02				0.02
Weighted average shares outstanding (thousands):
Basic	46,672				46,672
Diluted	48,221				48,221

2007	April 30,	July 31,	October 31,	January 31,	Total
	2006	2006	2006	2007
Revenues	11,692	13,293	13,445	13,560	51,990
Gross margin	7,570	8,894	9,079	8,960	34,503
Operating expenses	5,892	6,820	6,870	6,636	26,218
Net income	1,239	1,085	449	1,214	3,987
Basic and diluted earnings per share	0.03	0.02	0.01	0.03	0.09
Weighted average shares outstanding (thousands):
Basic	42,618	45,549	46,304	46,342	45,225
Diluted	43,621	47,122	47,548	47,609	46,475

2006	April 30,	July 31,	October 31,	January 31,	Total
	2005	2005	2005	2006
Revenues	11,306	11,428	11,487	11,508	45,729
Gross margin	6,490	6,829	6,964	7,319	27,602
Operating expenses	5,749	5,916	5,800	5,746	23,211
Net income	465	929	629	966	2,989
Basic and diluted earnings per share	0.01	0.02	0.02	0.02	0.07
Weighted average shares outstanding (thousands):
Basic	40,706	40,706	40,709	40,721	40,711
Diluted	41,463	41,653	41,667	42,217	41,596

Beginning in the first quarter of 2007, we incurred stock-based compensation expense (that was not incurred in previous quarters) pursuant to our adoption of SFAS 123R effective February 1, 2006.

Our net income over the first and second quarters of 2006 benefited from a $1.4 million gain on the sale of our entire long-term investment in Ocado.

Our results of operations for the first quarter of 2007 reflected the results of operations for ViaSafe subsequent to the acquisition on April 7, 2006. In the second quarter of 2007, our results of operations included a full quarter of ViaSafe’s operations and FCS’ operations for the month of July. As a result, our revenues in the second quarter of 2007 were higher than in any of our fiscal quarters in the two previous fiscal years. In addition, beginning in the second quarter of 2007, our net income included the expensing of contingent acquisition consideration, an expense that was not included in prior quarters. In the third quarter of 2007, the expense associated with contingent acquisition consideration was higher due to the acceleration of the release of certain contingent acquisition consideration from escrow, which was a principal contributor to our net income being lower than other quarters in the year.

Our results of operations for the fourth quarter of 2007 included revenues from the customer contracts acquired from Cube Route from early December 2006 onward. In addition, contingent acquisition consideration expensed in the fourth quarter of 2007 was lower mainly because the contingent acquisition consideration related to the ViaSafe acquisition had been fully expensed in the previous quarter. Total expenses in the fourth quarter of 2007 were also increased by professional fees related to compliance activities under Canadian securities laws, the Sarbanes Oxley Act and other periodic compliance activities.

Our results of operations for the first quarter of 2008 were impacted by a $0.2 million foreign exchange loss as a result of the US dollar’s continuing weakness in comparison to foreign and Canadian currencies.

The weighted average shares outstanding has increased since the first quarter of 2007, principally as a result of the issuance of additional shares in connection with the bought-deal public financing in the first quarter of 2007, the FCS acquisition in the second quarter of 2007, the bought-deal public financing in the first quarter of 2008 and periodic employee stock option exercises.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings and sales of debt and equity securities. As at April 30, 2007, we had $46.3 million in cash, cash equivalents and marketable securities, and $2.7 million in available lines of credit. On April 26, 2007, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$25,000,000 (approximately $22.3 million) from a sale of 5,000,000 common shares at a price of CAD$5.00 per share. The underwriters also exercised an over-allotment option on April 26, 2007 to purchase an additional 200,000, 400,000 and 150,000 common shares (in aggregate, 15% of the offering) at CAD$5.00 per share from Descartes, Mr. Mesher and Mr. Ryan, respectively. Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $21.5 million. We anticipate using the net proceeds of the offering, for the following purposes: general corporate purposes; potential future acquisitions; and working capital.

We believe that, considering the above, we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of current operating lease and purchase obligations. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We may, from time to time, consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with any such potential strategic transaction.

To the extent that our non-Canadian subsidiaries have earnings, our intention is that these earnings be re-invested in the subsidiary indefinitely. Accordingly, to date we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. Accordingly, to the extent there are restrictions, they have not had a material effect on the ability of our Canadian parent to meet its financial obligations.

The table set forth below provides a summary statement of cash flows for the periods indicated in millions of dollars:

	First Quarter of
	2008	2007
Cash provided by operating activities	2.4	2.0
Additions to capital assets	(0.5)	(0.3)
Acquisition of subsidiaries and acquisition-related costs	(1.0)	(7.8)
Issuance of common shares	23.5	14.0
Net change in cash and cash equivalents and marketable securities	24.4	7.9
Cash and cash equivalents and marketable securities, beginning of period	21.9	33.0
Cash and cash equivalents and marketable securities, end of period	46.3	40.9

Cash provided by operating activities was $2.4 million and $2.0 million for the first quarter of 2008 and 2007, respectively. The increase in cash provided by operating activities in the first quarter of 2008 as compared to the first quarter of 2007 was principally due to improved operating performance in 2008.

Additions to capital assets of $0.5 million and $0.3 million in the first quarter of 2008 and 2007, respectively, were primarily composed of investments in computing equipment and software to support our global operations and Global Logistics Network.

Acquisition of subsidiaries and acquisition-related costs primarily represents cash paid during the first quarter of 2008 for the acquisition of OTB and cash paid during the first quarter of 2007 for the acquisition of ViaSafe.

Issuance of common shares of $23.5 million in the first quarter of 2008 is comprised of $22.1 million net cash proceeds received from the issuance of 5,200,000 common shares pursuant to our April 2007 bought-deal share offering, including the over-allotment option exercised by the underwriters and $1.4 million from the exercise of employee stock options. Issuance of common shares of $14.0 million in the first quarter of 2007 represents the net cash proceeds received from the issuance of 4,140,000 common shares pursuant to our March 2006 bought-deal share offering, including the over-allotment option exercised by the underwriters.

Working capital. At April 30, 2007, our current assets exceeded our current liabilities by $49.2 million. Current assets included $43.5 million of cash and cash equivalents, $2.7 million in short-term marketable securities and $8.0 million in current trade receivables. Our working capital has increased since January 31, 2007 by $25.5 million primarily as a result of $23.5 million of cash provided by the issuance of common shares and the exercise of employee stock options and cash generated from operations, partially offset by cash used to purchase OTB.

Cash and cash equivalents and marketable securities. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities are composed of debt securities maturing within 12 months from the balance sheet date. Debt securities are marked-to-market with the resulting gain or loss included in other comprehensive income (loss). Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper.

Our investments in marketable securities are governed by our Investment Policy Guidelines, as approved by our board of directors. The policy stipulates a conservative investment philosophy whereby all maturing investments are re-invested in AAA-rated marketable securities and, to the extent deemed necessary to avoid adverse tax consequences, in dividend-received deduction (DRD) eligible securities. At April 30, 2007, all funds were invested in AAA-rated investments.

At April 30, 2007, 94% of our total cash and investment portfolio was in interest-bearing cash deposits and 6% was in short-term marketable securities. The table below provides an analysis of our consolidated holdings of cash and investments, in millions of dollars, with their credit ratings at April 30, 2007:

	Standard & Poor’s Rating	Percentage of Total	Amount
Interest-bearing cash deposits	-	94%	43.6
Marketable securities	AAA	6%	2.7
		100%	46.3

TRENDS / BUSINESS OUTLOOK

This section discusses our current outlook for the remainder of 2008 as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events that impact shipping in particular geographies; and amendments to international trade agreements. As many of our services are sold on a “per-shipment” basis, we anticipate that in 2008 our business will somewhat reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes and our first quarter being the weakest quarter for shipment volumes. In the fourth quarter of 2007, we saw some deterioration in global shipping volumes, however, we anticipate that those levels will improve through 2008.

In the latter half of calendar 2006, US Customs and Border Protection (“CBP”) launched its e-manifest initiative requiring trucks entering the US to provide CBP’s Automated Commercial Environment (“ACE”) with advance electronic notice of the contents of the truck. CBP announced that these filings became mandatory at the larger ports of entry in Michigan and New York states in May 2007. We have various customs compliance services specifically designed to help truck carriers comply with this ACE e-manifest initiative. In the first quarter of 2008, our performance in this business improved over the fourth quarter of 2007. If the roll-out of this initiative continues as scheduled and compliance is rigidly enforced by CBP, then we anticipate that our revenues will be positively impacted in the latter half of 2008.

In the first quarter ended April 30, 2007, our services revenues comprised approximately 92% of our total revenues, with the balance being license revenues. We anticipate that our revenues for the balance of 2008 will remain predominantly services revenues, fueled by our Global Logistics Network and continued migration of customers using our legacy license-based products to our services-based architecture. This migration may be further fueled by our 2007 acquisition of Cube Route which brought an on-demand routing and scheduling alternative to present to our customers together with our historical license model. Our preference is to generate recurring revenues from our customer relationships. We do, however, anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts, particularly for our ocean products, that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. Over the next 12 months, we anticipate that we may lose 3% or more of our aggregate revenues in the ordinary course and there can be no assurance that we will be able to replace that revenue with new revenue from new customer relationships or from existing customers.

We internally measure and manage our baseline operating expenses, which we define as our total expenses less interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, convertible debenture costs, deferred compensation and stock-based compensation, and the impairment of goodwill). In 2008, we intend to continue to manage our business with our baseline operating expenses at a level below our visible and recurring contracted revenues and with the internal goal of eventually having total revenues at a level that is approximately 20% above our baseline operating expenses. We have previously indicated that when we started our second fiscal quarter of 2008, our business was calibrated with an estimate of approximately $12.3 million to $12.5 million in visible and recurring contracted quarterly revenues and an estimate of approximately $10.4 million to $10.5 million in baseline quarterly operating expenses.

We anticipate that for the balance of 2008, the significant majority of our business will continue to be in the Americas, with the EMEA region being the bulk of the remainder of our business. We currently have some significant opportunities in the Americas region. While we announced in February 2007 that we had opened an office in Shanghai, China, we continue to anticipate that in 2008 revenues from the Asia Pacific Region will represent less than 10% of our total revenues.

We anticipate that for the balance of 2008, as our LNOS-based products mature, we will advance our efforts in selling our products to new customers and that this will correspondingly increase the amount that we spend on sales and marketing. In 2008, we intend to manage our business with the goal of having general and administrative expenses at a level that is approximately 10-12% of total revenues.

We have completed all activities under our restructuring initiatives, and we do not currently anticipate any significant restructuring charges in the balance of 2008 related to those plans.

We estimate that amortization expense for existing intangible assets will be $2.3 million for the balance of 2008, $2.9 million for 2009, decreasing to $2.5 million for 2010, to $2.1 million for 2011 and to $0.8 million for 2012.

There is $2.3 million in remaining contingent acquisition consideration relating to our 2007 acquisition of FCS to be expensed through June 2008. We currently anticipate expensing $1.5 million of contingent acquisition consideration in the balance of 2008.

In 2007, we spent $1.2 million on capital expenditures and do not expect that 2008 expenditures will be significantly above that level absent the impact of acquisitions.

We incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so increases in the value of the Canadian dollar relative to the US dollar will negatively impact our earnings. At April 30, 2007, the value of the Canadian dollar was approximately 90% of the value of the US dollar. We also hold some of our cash in foreign currencies. We currently have no specific hedging program in place to address fluctuations in the Canadian-US dollar exchange rate, or any other international currency exchange rates. We can make no accurate prediction of what will happen with the Canadian-US dollar exchange rate, or any other international currency exchange rates, during 2008. However, if the US dollar continues to weaken in comparison to foreign currencies, then we anticipate this will increase the expenses of our business.

We have recorded a valuation allowance for the full amount of our net deferred tax assets, resulting in no deferred tax asset being recorded on our consolidated balance sheets other than the $0.4 million deferred tax asset recorded as a result of our adoption of FIN 48 (discussed in more detail in this MD&A in the section entitled “Initial Adoption of Accounting Policy”). Any change to the valuation allowance of the deferred tax asset would result in an income tax recovery on the statement of operations in a period and amortizing the asset to expense in subsequent periods. If we achieve a consistent level of profitability, the likelihood of recording a deferred tax asset for some portion of the losses incurred in prior periods in one of our business jurisdictions will increase. We have been profitable in 2006, 2007 and the first quarter of 2008 and, if we remain profitable throughout 2008, the likelihood of recording a deferred tax asset will increase.

As of February 1, 2007, our gross amount of unrecognized tax benefits was $3,194,000. During the first quarter of 2008, we identified $251,000 of additional unrecognized tax benefits. We expect that the unrecognized tax benefits will increase within the next 12 months due to uncertain tax positions expected to be taken, although at this time a reasonable estimate of the possible increase cannot be made.

We intend to actively explore business combinations in 2008 to add complementary services, products and customers to our existing businesses. We intend to listen to our customers’ suggestions as they relate to consolidation opportunities, and focus on companies that are targeting the same customers as us and processing similar data. Depending on the size and scope of any such business combination, or series of contemplated business combinations, we may need to raise additional debt or equity capital. We anticipate that, collectively, the acquisitions we completed in 2007 and the OTB Acquisition we completed in March 2007 will positively contribute to our aggregate business in 2008.

At April 30, 2007, our aggregate headcount was 308 people. In the balance of 2008, we may invest in sales and marketing resources and, accordingly, may see a slight increase in aggregate headcount by the end of 2008.

COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations and purchase obligation:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating lease obligations	2.1	1.8	0.4	0.3	4.6
Purchase obligation	0.1	-	-	-	0.1
	2.2	1.8	0.4	0.3	4.7

Operating Lease Obligations

We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2016. The future minimum amounts payable under these lease agreements are described in the chart above.

We have remaining obligations related to the exit of various real property leases in connection with our restructuring activities. Some of these leases have outstanding balances pending full and final resolution and settlement of such lease obligations with the applicable lessor. The aggregate outstanding restructuring provision related to these leases is $0.2 million.

Purchase Obligation

We are committed under a non-cancelable hosting agreement to procure various information technology hosting and co-location services over the next year. The future minimum amounts payable under this hosting agreement are described in the chart above.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements

In connection with our acquisition of FCS, we paid $4.0 million into escrow to be released to certain former shareholders of FCS over a period of 24 months. If we terminate the employment of a former shareholder (other than for cause) prior to the expiration of the escrow period, then any portion of the escrow then remaining and allocated to that former shareholder will be released to that former shareholder. If the employment of a former shareholder is terminated for cause during the escrow period or the former shareholder resigns his employment during the escrow period without good reason, then any portion of the escrow then remaining and allocated to that former shareholder will be forfeited by the former shareholder and released to us. At April 30, 2007, $3.0 million still remains subject to this escrow.

Product Warranties

In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations on our financial statements.

Guarantees

In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The following lists our significant guarantees:

Intellectual property indemnification obligations

We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license and services agreement with our customer, where license term are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability for the guarantees or indemnities described above on our financial statements.

OUTSTANDING SHARE DATA

We have an unlimited number of common shares authorized for issuance. As of May 31, 2007, we had 52,340,296 common shares issued and outstanding.

On April 26, 2007, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$25,000,000 (approximately $22.3 million) from a sale of 5,000,000 common shares at a price of CAD$5.00 per share. The underwriters also exercised an over-allotment option on April 26, 2007 to purchase an additional 200,000, 400,000 and 150,000 common shares (in aggregate, 15% of the offering) at CAD$5.00 per share from the Company, Mr. Mesher and Mr. Ryan, respectively. Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $21.5 million. We anticipate using the net proceeds of the offering for the following purposes: general corporate purposes; potential future acquisitions; and working capital.

As of May 31, 2007, there were 5,040,583 options issued and outstanding, and 740,238 remaining available for grant under all stock option plans.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the Toronto Stock Exchange and was approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004 and will expire at the termination of our annual shareholders’ meeting in calendar 2008 unless its continued existence is ratified by the shareholders before such expiration. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our interim consolidated financial statements for the first quarter of 2008 and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operation. Our significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements for 2007.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors. In addition, the board of directors has reviewed the accounting policy disclosures in this MD&A. The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the unaudited interim consolidated financial statements for the quarter ended April 30, 2007:

Revenue recognition

In recognizing revenue, we make estimates and assumptions on factors such as the probability of collection of the revenue from the customer, whether the sales price is fixed or determinable, the amount of revenue to allocate to individual elements in a multiple element arrangement, and other matters. We make these estimates and assumptions using our past experience, taking into account any other current information that may be relevant. These estimates and assumptions may differ from the actual outcome for a given customer which could impact operating results in a future period.

Long-Lived Assets

We test long-lived assets for recoverability when events or changes in circumstances indicate evidence of impairment.

In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets (other than goodwill) and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently speculative nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

In the case of goodwill, we test for impairment at least annually at October 31 of each year and at any other time if any event occurs, or circumstances change, that would more likely than not reduce our enterprise value below our carrying amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Income Taxes

We believe that we have adequately provided for income taxes based on all of the information that is currently available. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance for the full amount of our net deferred tax assets, resulting in no deferred tax asset being recorded on our consolidated balance sheets other than the $0.4 million deferred tax asset recognized as a result of our adoption of FIN 48. Any change to the valuation allowance of the deferred tax asset would result in an income tax recovery on the statement of operations. If we achieve a consistent level of profitability, the likelihood of recording a deferred tax asset for some portion of the losses incurred in prior periods in one of our business jurisdictions will increase.

INITIAL ADOPTION OF ACCOUNTING POLICY

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN 48 on February 1, 2007.

Our adoption of FIN 48 resulted in a $342,000 increase to our accumulated deficit due to the derecognition of uncertain tax positions that had previously been recognized. This increase was offset by a corresponding decrease to accumulated deficit of $342,000 due to the reduction of the valuation allowance that had previously been recorded in respect of deferred tax assets resulting from our net operating losses. We also identified uncertain tax positions of $2,852,000 that are directly associated with net operating losses. As we had sufficient unrecognized deferred tax assets to offset this $2,852,000 of uncertain tax positions, we did not make any adjustment to our opening accumulated deficit.

As of February 1, 2007, the gross amount of unrecognized tax benefits of $3,194,000 resulted in a $342,000 income tax liability and corresponding recognition of a $342,000 deferred tax asset. During the quarter ended April 30, 2007, additional unrecognized tax benefits of $251,000 were identified that resulted in an additional income tax liability of $63,000 and corresponding recognition of a $63,000 deferred tax asset. At April 30, 2007 our income tax liability and corresponding deferred tax asset resulting from the unrecognized tax benefits was $405,000. We expect that the unrecognized tax benefits will increase within the next 12 months due to uncertain tax positions expected to be taken, although at this time a reasonable estimate of the possible increase cannot be made. The unrecognized tax benefits, if recognized, would not affect the effective tax rate.

Consistent with our historical financial reporting, we recognize accrued interest and penalties related to unrecognized tax benefits in general and administrative expense. As at February 1, 2007 and April 30, 2007, the unrecognized tax benefits have resulted in no material liability for estimated interest and penalties.

Descartes and our subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions within which they operate. We are no longer subject to income tax examinations by tax authorities in our major tax jurisdictions as follows:

Tax Jurisdiction	Years No Longer Subject to Audit
US Federal	2003 and prior
Canada	2000 and prior
Sweden	2001 and prior

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

We have a history of losses and may incur losses in the future.

Although we have been profitable for each of the past nine quarters, we incurred losses in 2005, as well as in prior fiscal quarters and fiscal years. While we are encouraged by these recent profits, the first three quarters of 2006 benefited from one-time gains on the disposition of an asset, and there can be no assurance that we will not incur losses again in the future. As at April 30, 2007, our accumulated deficit was $404.2 million. We believe that the success of our business depends on our ability to keep our baseline operating expenses to a level at or below our visible and contracted recurring revenues. There can be no assurance that we can generate further expense reductions or achieve revenue growth, or that any expense reductions or revenue growth that are achieved can be sustained, to enable us to do so. Any failure to maintain profitability would increase the possibility that the value of your investment will decline.

Our existing customers might cancel existing contracts with us, fail to renew contracts on their renewal dates, or fail to purchase additional services and products.

We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance as well as significant service contracts, particularly for our ocean products, that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

If our customers fail to renew their service contracts, or fail to purchase additional services or products, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future.

Making and integrating acquisitions could impair our operating results.

We have in the past, and in the future may seek to acquire, additional products or businesses that we believe are complementary to ours. For example, we acquired ViaSafe, FCS and certain assets of Cube Route in 2007, and completed the OTB Acquisition in March 2007. Acquisitions involve a number of risks, including: diversion of management’s attention from current operations; disruption of our ongoing business; difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. The individual or combined effect of these risks could have a material adverse effect on our business. As well, in paying for an acquisition, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, there is the risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also the risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated.

We have many new customers as a result of the ViaSafe, FCS and Cube Route acquisitions and the OTB Acquisition. In particular, FCS operates the US Census Bureau’s AES Direct system pursuant to a contract that represents a significant portion of FCS’ revenue and business and is able to be terminated by the Census Bureau on short notice. If the US Census Bureau terminates its contract with us, it may have a material adverse effect on our operating results. In addition, difficulties in integrating the ViaSafe, FCS or Cube Route businesses or the OTB Acquisition with our own business could result in the unexpected loss of customers and revenue and have a material adverse effect on our operating results.

We may have exposure to greater than anticipated tax liabilities or expenses.

We are subject to income taxes and non-income taxes in a variety of jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Although we believe that our estimates are reasonable and that we have adequately provided for income taxes based on all of the information that is currently available, tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance for the full amount of our net deferred tax assets, resulting in no deferred tax assets being recorded on our consolidated balance sheets, other than the $0.4 million deferred tax asset recognized as a result of our adoption of FIN 48. If we achieve a consistent level of profitability, the likelihood of recording a deferred tax asset on our consolidated balance sheets for some portion of the losses incurred in prior periods in one of our business jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. Any change to the valuation allowance of the deferred tax asset would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed. In addition, if we have recorded a deferred tax asset on the consolidated balance sheets, we will record income tax expense in any period where we use that deferred tax asset to offset any income tax payable in that period, reducing net income reported for that period, perhaps materially.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.

To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially adversely affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate, and in particular, the recent weakening of the US dollar, could have a material adverse effect on our business, results of operations and financial condition.

We may be required to accelerate the expensing of deferred contingent acquisition consideration and/or unearned deferred compensation if we terminate the employment of certain former shareholders of FCS without cause.

As described more fully in Note 3 to our Consolidated Financial Statements for 2007, we have established contingent acquisition consideration arrangements in the FCS acquisition. Specifically, contingent acquisition consideration is being held in escrow for the benefit of the former shareholders and released over time contingent on the continued employment of those shareholders. For FCS, at April 30, 2007, $2.3 million of contingent acquisition consideration remained to be expensed through June 2008. If we terminate the employment of a former shareholder of FCS (other than for cause) prior to the escrow period expiring, any portion of deferred contingent acquisition consideration then remaining relating to that employee will be expensed in the period that such shareholder’s employment is terminated. This could impair our ability to achieve or maintain the operating performance or profitability anticipated by management or forecasted by analysts and could have a material adverse affect on the price of our securities.

There could be material differences between the preliminary purchase price allocation and the final purchase price allocation for our acquisitions of ViaSafe, FCS, Cube Route and the OTB Acquisition.

Our recent acquisitions of ViaSafe, FCS, Cube Route and the OTB Acquisition were accounted for as purchases in accordance with SFAS 141; therefore, the tangible assets acquired were recorded at fair value on the acquisition date. The preliminary purchase price allocation established for the purposes of our consolidated financial statements represents our estimate of the allocation of the purchase price and the fair value of net assets acquired. The valuation of the acquired intangible assets and the assessment of their expected useful lives are preliminary. These estimates may differ from the final purchase price allocation and these differences may be material. For example, if the purchase price allocated to intangible assets increases, our future amortization of intangibles expense will increase. We expect the valuation process to be completed within one year from the acquisition date.

We may have difficulties maintaining or growing our regulatory compliance business.

ViaSafe and FCS each operate in the emerging regulatory compliance business, which is a subset of the logistics technology business that we operate in. This business assists shippers, carriers and logistics intermediaries (such as freight forwarders and customs brokers) in making necessary import and export filings with applicable government and regulatory agencies. This is an area of business that we have limited historical operating experience in. We may experience unanticipated challenges or difficulties in maintaining these businesses at their current levels or in growing the business. Factors that may impair our ability to maintain or grow this business may include, but are not limited to:

•	Difficulties or challenges in integrating ViaSafe or FCS with our business;
•	Loss of key personnel from FCS, including the former executive officers of FCS;
•

Changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

•	Difficulties in gaining necessary approvals in international markets to make regulatory filings with the appropriate government agencies;
•	Loss of all or a part of any business with existing customers, including FCS’ relationship with the US Census Bureau;
•	Inability to obtain or maintain necessary security clearances with applicable government agencies or regulators;
•	Inability to secure necessary underlying intellectual property rights in technology needed to operate the business;
•	Increased competition; and
•	Other risk factors identified in this report.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Some US freight indexes have reported that shipment volumes in the latter half of calendar 2006 were almost 10% lower than the levels in the same period in the previous calendar year. While we did not experience the same level of deterioration in shipments that we processed in our business, there can be no assurance that further declines in shipment volumes in the US or internationally won’t have a material adverse effect on our business.

Disruptions in the movement of freight could harm our business.

Our business is highly dependent on the movement of freight from one point to another as we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of weather or natural disaster or caused by terrorists, political or security activities, or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.

Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. While it is possible that the demand for our products and services will increase as companies look for ways to reduce fleet size and fuel use and recognize that our products and services are designed to make their deliveries more cost-efficient, there can be no assurance that these companies will be able to allocate sufficient funds to use our products and services.

Downward pricing pressure on certain products and services may not be compensated for by increased volumes of transactions or increased prices elsewhere in our business, resulting in less revenue for our business.

Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. We may attempt to deal with this pricing pressure by committing these customers to volumes of activity so that we may better control our costs. In addition, we may attempt to offset this pricing pressure by securing better margins on other products or services sold to the customer, or to other customers elsewhere in our business. If any downward pricing pressure cannot be so offset, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.

Our performance is substantially dependent on the performance of our key technical and senior management personnel. We do not maintain life insurance policies on any of our employees that list the company as a loss payee. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote, and retain highly qualified management, directors, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

In May 2004, our workforce was reduced in size including many members of management, including our CEO and CFO. In 2007, we made changes to our management team with the addition of executive vice-presidents, Greg Cronin and Chris Jones, the departure of executive vice president of field operations, Mark Weisberger, and the departure of certain members of the former management team at ViaSafe. In March 2007, Stephanie Ratza joined us as CFO and our then-CFO, Brandon Nussey, left to become CFO at a private technology company. In May 2007, Edward Ryan was promoted to EVP, Global Field Operations and Gregory Cronin, our then EVP Sales and Marketing, advised us that he was resigning to pursue an executive role with a private company. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.

Historically, we have financed our operations primarily through cash flows from our operations, long-term borrowings, and the sale of our debt and equity securities. As at April 30, 2007, we had cash, cash equivalents and marketable securities of approximately $46.3 million and $2.7 million in unutilized operating lines of credit.

On April 26, 2007, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$25,000,000 (approximately $22.3 million) from a sale of 5,000,000 common shares at a price of CAD$5.00 per share. The underwriters also exercised an over-allotment option on April 26, 2007 to purchase an additional

200,000, 400,000 and 150,000 common shares (in aggregate, 15% of the offering) at CAD$5.00 per share from Descartes, Mr. Mesher and Mr. Ryan, respectively. Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to us were approximately $21.5 million. We anticipate using the net proceeds of the offering for the following purposes: general corporate purposes; potential future acquisitions; and working capital.

While we believe we have sufficient liquidity to fund our current operating and working capital requirements, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of convertible debt or equity securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common stock could decline.

If our common share price decreases to levels such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.

We account for goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, which we adopted effective February 1, 2002. SFAS No. 142, among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31 as the date for our annual impairment test. Although the results of our testing on October 31, 2006 indicated no evidence of impairment, should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.

Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally three to five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

Our revenue and results of operations, which may vary significantly from quarter to quarter and therefore be difficult to predict, may fail to meet investment community expectations.

Our revenues and results of operations have varied significantly from quarter to quarter in the past, making them difficult to predict, and we expect our revenues and results of operations may continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

•	The termination of any key customer contracts, whether by the customer or by us;
•	Legal costs incurred in bringing or defending any litigation with customers and third-party providers, and any corresponding judgments or awards;
•	Legal and compliance costs incurred to comply with Canadian and US securities regulatory requirements;

•	Fluctuations in the demand for our services and products;
•	Price and functionality competition in our industry;
•	Changes in the productivity of, and costs associated with, our distribution channels and international operations;
•	Changes in legislation and accounting standards;
•	Our ability to satisfy all contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. In the past, this has caused our operating results to be below the expectations of securities analysts and investors in certain instances, and may do so again in the future. Our failure to meet or exceed analyst and investor expectations could negatively affect the price of our securities.

Our common stock price has in the past been volatile and may also be volatile in the future.

The trading price of our common stock has in the past been subject to wide fluctuations and may also be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. Increases in our common share price may also increase our compensation expense pursuant to our existing director and officer compensation arrangements. These fluctuations may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our board of directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Rumors or dissemination of false and/or misleading information;
•	Fluctuations in the stock prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of our stock drops significantly, stockholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

We could be exposed to business risks in our international operations that could cause our operating results to suffer.

While our headquarters are in North America, we currently have direct operations in both Europe and the Asia Pacific region. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results, which include, but are not limited to:

•	Longer collection time from foreign clients, particularly in the Asia Pacific region;

•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Currency fluctuations and exchange and tariff rates;
•	Multiple, and possibly overlapping, tax structures and a wide variety of foreign laws;
•	Trade restrictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out in this report.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.

We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

We may not remain competitive. Increased competition could seriously harm our business.

The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors.

Current and potential competitors include supply chain application software vendors, internal customer development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

•	Longer operating history;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Lower cost structure and more profitable operations;
•	Superior product functionality in specific areas;
•	Greater name recognition;
•	Broader range of products to offer;
•	Better performance;
•	Larger installed base of customers;
•	Established relationships with customers that we are targeting; and/or
•	Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or relatively less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

System or network failures or breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.

Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for any of the following reasons:

•	System or network failure;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Security breaches;
•	Earthquake, fire, flood or other natural disaster; or
•	An act of war or terrorism.

Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.

From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, or claims relating to applicable securities laws. A product liability, patent infringement or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. While our agreements with our customers, suppliers and other third-parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of Descartes and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.

We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the US and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.

Competitors and other third-parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	April 30,	January 31,
	2007	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	43,535	19,370
Marketable securities	2,730	2,551
Accounts receivable
Trade (Note 5)	8,020	6,905
Other	757	611
Prepaid expenses and other	944	919
Deferred contingent acquisition consideration (Note 12)	2,000	2,000
	57,986	32,356
CAPITAL ASSETS (Note 6)	6,724	6,766
GOODWILL (Note 7)	21,270	20,426
INTANGIBLE ASSETS (Note 7)	10,591	10,953
DEFERRED CONTINGENT ACQUISITION CONSIDERATION (Note 12)	333	833
DEFERRED INCOME TAXES (Note 2)	405	-
	97,309	71,334

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	2,381	3,391
Accrued liabilities	3,439	2,820
Deferred revenue	2,940	2,374
	8,760	8,585
INCOME TAX LIABILITY (Note 2)	405	-
	9,165	8,585

COMMITMENTS AND CONTINGENCIES (Note 12)

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 52,329,696 at April 30, 2007 (January 31, 2007 – 46,361,500) (Note 10)	42,249	19,319
Additional paid-in capital	449,047	448,850
Accumulated other comprehensive income (loss) (Note 8)	1,018	(123)
Accumulated deficit	(404,170)	(405,297)
	88,144	62,749
	97,309	71,334

The accompanying notes are an integral part of these interim consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended
	April 30,	April 30,
	2007	2006
REVENUES	13,288	11,692
COST OF REVENUES	4,572	4,122
GROSS MARGIN	8,716	7,570
EXPENSES
Sales and marketing	2,472	2,422
Research and development	2,406	1,847
General and administrative	1,590	1,623
Amortization of intangible assets	746	497
Contingent acquisition consideration (Note 12)	500	-
	7,714	6,389
INCOME FROM OPERATIONS	1,002	1,181
INVESTMENT INCOME	120	222
INCOME BEFORE INCOME TAXES	1,122	1,403
INCOME TAX RECOVERY (EXPENSE)	6	(164)
NET INCOME	1,128	1,239
EARNINGS PER SHARE
Basic and diluted	0.02	0.03
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	46,672	42,618
Diluted	48,221	43,621

The accompanying notes are an integral part of these interim consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended
	April 30,	April 30,
	2007	2006
OPERATING ACTIVITIES
Net income	1,128	1,239
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	530	457
Amortization of intangible assets	746	497
Amortization of deferred compensation	3	38
Stock-based compensation expense	193	237
Changes in operating assets and liabilities:
Accounts receivable
Trade	(1,041)	(886)
Other	(146)	(108)
Prepaid expenses and other	(25)	(3)
Deferred contingent acquisition consideration	500	-
Accounts payable	(1,010)	488
Accrued liabilities	1,069	(140)
Deferred revenue	436	173
Cash provided by operating activities	2,383	1,992
INVESTING ACTIVITIES
Maturities of marketable securities	(179)	5,334
Purchase of marketable securities	-	(5,001)
Additions to capital assets	(488)	(366)
Acquisition of subsidiaries, net of bank indebtedness assumed	(1,066)	(7,664)
Acquisition-related costs	20	(100)
Cash used in investing activities	(1,713)	(7,797)
FINANCING ACTIVITIES
Issuance of common shares for cash	23,495	14,021
Cash provided by financing activities	23,495	14,021
Increase in cash and cash equivalents	24,165	8,216
Cash and cash equivalents at beginning of period	19,370	27,634
Cash and cash equivalents at end of period	43,535	35,850
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	-	-
Cash paid during the period for income taxes	183	292

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of US dollars, except per share amounts; US GAAP)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) operates in one business segment providing on-demand, software-as-a-service logistics technology solutions that help companies efficiently deliver their own products and services to their customers. Our technology-based solutions, which consist of services and software, provide connectivity and document exchange, regulatory compliance, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization.

Note 2 – Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in United States (“US”) dollars and in accordance with generally accepted accounting principles (“GAAP”) in the US and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission (“SEC”) for the preparation of interim financial statements. Accordingly, these interim consolidated financial statements do not include all of the information and notes required for compliance with GAAP in the US for annual financial statements. These statements should be read in conjunction with our US GAAP audited consolidated financial statements prepared for the fiscal year ended January 31, 2007.

The interim financial statements reflect all adjustments (consisting only of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2008.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2008, is referred to as the “current fiscal year,” “fiscal 2008,” “2008” or using similar words. Our previous fiscal year, which ended on January 31, 2007, is referred to as the “previous fiscal year,” “fiscal 2007,” “2007” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2009” refers to the annual period ending January 31, 2009 and the “fourth quarter of 2009” refers to the quarter ending January 31, 2009.

Recently issued accounting pronouncements

Uncertain Tax Positions

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN 48 on February 1, 2007.

Our adoption of FIN 48 resulted in a $342,000 increase to our accumulated deficit due to the derecognition of uncertain tax positions that had previously been recognized. This increase was offset by a corresponding decrease to accumulated deficit of $342,000 due to the reduction of the valuation allowance that had previously been recorded in respect of deferred tax assets resulting from our net operating losses. We also identified uncertain tax positions of $2,852,000 that are directly associated with net operating losses. As we had sufficient unrecognized deferred tax assets to offset this $2,852,000 of uncertain tax positions, we did not make any adjustment to our opening accumulated deficit.

As of February 1, 2007, the gross amount of unrecognized tax benefits of $3,194,000 resulted in a $342,000 income tax liability and corresponding recognition of a $342,000 deferred tax asset. During the quarter ended April 30, 2007, additional unrecognized tax benefits of $251,000 were identified that resulted in an additional income tax liability of $63,000 and corresponding recognition of a $63,000 deferred tax asset. At April 30, 2007, our income tax liability and corresponding deferred tax asset resulting from the unrecognized tax benefits was $405,000. We expect that the unrecognized tax benefits will increase within the next 12 months due to uncertain tax positions expected to be taken, although at this time a reasonable estimate of the possible increase cannot be made. The unrecognized tax benefits, if recognized, would not affect the effective tax rate.

Consistent with our historical financial reporting, we recognize accrued interest and penalties related to unrecognized tax benefits in general and administrative expense. As at February 1, 2007 and April 30, 2007, the unrecognized tax benefits have resulted in no material liability for estimated interest and penalties.

Descartes and our subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions within which they operate. We are no longer subject to income tax examinations by tax authorities in our major tax jurisdictions as follows:

Tax Jurisdiction	Years No Longer Subject to Audit
US Federal	2003 and prior
Canada	2000 and prior
Sweden	2001 and prior

Note 3 – Acquisition

On March 6, 2007, we announced that we had acquired certain assets of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc. (collectively, the “OTB Acquisition”), both based in Long Beach, California. Ocean Tariff Bureau provides tariff filing and publishing services to ocean intermediaries involved in the shipping of cargo into or out of US waters. Blue Pacific helps these same types of companies secure surety bonds required to ship cargo into or out of US waters. We paid $1.0 million in cash at closing, with up to an additional $0.85 million in cash payable over the next 2.5 years dependent on the financial performance of the acquired assets. We also incurred transactional expenses of $53,000.

The transaction was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141; therefore, the tangible assets acquired were recorded at fair value on the acquisition date. The preliminary purchase price allocation set forth below represents our best estimate of the allocation of the purchase price and the fair value of net assets acquired. The valuation of the acquired intangible assets and the assessment of their expected useful lives are preliminary. These estimates may differ from the final purchase price allocation and these differences may be material. We expect the valuation process to be completed within one year from the acquisition date.

Purchase price consideration:
Cash	1,143
Acquisition-related costs	53
Total preliminary purchase price	1,196

Allocated to:
Net tangible liabilities assumed	(56)
Finite life intangible assets acquired:
Customer agreements and relationships	333
Trade names	51
Goodwill	868
Total preliminary purchase price	1,196

The finite life intangible assets are being amortized over their estimated useful lives of five years.

Goodwill arose on the acquisition as a result of the combination of Ocean Tariff Bureau and Blue Pacific’s strategic value to our growth plan and the prospects for future growth in compliance-oriented services.

Note 4 - Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents include short-term deposits. Short-term marketable securities are composed of debt securities maturing between three and 12 months from the balance sheet date. Marketable securities represent cash invested in investment-grade corporate bonds.

Our investment portfolio is subject to market risk due to changes in interest rates. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

Operating Lines of Credit

We have operating lines of credit in Canada aggregating $2.7 million (Canadian $3.0 million) of which none is utilized as at April 30, 2007. Borrowings under these facilities bear interest at prime based on the borrowed currency (6% on Canadian dollar borrowings and 8.25% on US dollar borrowings at April 30, 2007), are due on demand, and are secured by our bond portfolio and a general assignment of inventory and accounts receivable.

Note 5 - Trade Receivables

	April 30,	January 31,
	2007	2007
Trade receivables	8,558	7,447
Less: Allowance for doubtful accounts	(538)	(542)
	8,020	6,905

Note 6 – Capital Assets

	April 30,	January 31,
	2007	2007
Cost
Computer equipment and software	15,149	14,381
Furniture and fixtures	1,668	1,599
Leasehold improvements	1,786	1,685
	18,603	17,665
Accumulated amortization
Computer equipment and software	9,210	8,410
Furniture and fixtures	1,252	1,196
Leasehold improvements	1,417	1,293
	11,879	10,899
	6,724	6,766

Note 7 – Goodwill and Intangible Assets

Goodwill

When we acquire a subsidiary, we determine the fair value of the net tangible and intangible (other than goodwill) assets acquired and compare the total amount to the amount that we paid for the investment. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. During the first quarter of 2008, based on the preliminary purchase price allocation for the OTB Acquisition, we recorded $0.9 million of goodwill on our consolidated balance sheet.

Intangible Assets

During the first quarter of 2008, based on the preliminary purchase price allocation for the OTB Acquisition, we recorded $0.4 million of intangible assets on our consolidated balance sheet. Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets with a finite life are amortized to income over their useful lives. We currently estimate that amortization expense for existing intangible assets will be $2.3 million for the remainder of 2008, $2.9 million for 2009, $2.5 million for 2010, $2.1 million for 2011 and $0.8 million for 2012.

	April 30,	January 31,
	2007	2007

Intangible Assets
Cost
Customer agreements and relationships	10,428	10,095
Existing technology	1,998	1,998
Trade names	2,120	2,069
	14,546	14,162
Accumulated amortization and impairment
Customer agreements and relationships	2,315	1,807
Existing technology	598	431
Trade names	1,042	971
	3,955	3,209
	10,591	10,953

Note 8 – Comprehensive Income and Accumulated Other Comprehensive Income (Loss)

Comprehensive Income

The following table shows the computation of comprehensive income:

	Three Months Ended
	April 30,	April 30,
	2007	2006
Net income	1,128	1,239
Other comprehensive income (loss):
Foreign currency translation adjustment	1,140	380
Unrealized mark to market gain (loss) on available–for-sale securities	1	(51)
	1,141	329
Comprehensive income	2,269	1,568

Accumulated Other Comprehensive Income (Loss)

The following table shows the components of accumulated other comprehensive income (loss):

	April 30,	January 31,
	2007	2007
Foreign currency translation adjustment	1,019	(121)
Net unrealized investment losses	(1)	(2)
Accumulated other comprehensive income (loss)	1,018	(123)

Note 9 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

	Three Months Ended
	April 30,	April 30,
	2007	2006
Net income for purposes of calculating basic and
diluted earnings per share	1,128	1,239
Weighted average shares outstanding (thousands)	46,672	42,618
Dilutive effect of employee stock options (thousands)	1,549	1,003
Weighted average common and common equivalent
shares outstanding (thousands)	48,221	43,621

Earnings per share - Basic and diluted	0.02	0.03

For the quarters ended April 30, 2007 and 2006, respectively, 767,397 and 1,511,319 options were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. Additionally, the application of the treasury stock method excluded 1,533,500 and 110,500 options, respectively, from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that is attributed to future service periods made such options anti-dilutive.

Note 10 – Share Capital and Stock-Based Compensation Plans

Common Shares

On April 26, 2007, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$25,000,000 (approximately $22.3 million) from a sale of 5,000,000 common shares at a price of CAD$5.00 per share. The underwriters also exercised an over-allotment option on April 26, 2007 to purchase an additional 200,000, 400,000 and 150,000 common shares (in aggregate, 15% of the offering) at CAD$5.00 per share from the Company, Mr. Arthur Mesher (our Chief Executive Officer) and Mr. Edward Ryan (our Executive Vice President, Global Field Operations), respectively. Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $21.5 million. We anticipate using the net proceeds of the offering for the following purposes: general corporate purposes; potential future acquisitions; and working capital.

Stock-Based Compensation

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are generally granted at an exercise price equal to the fair market value of our common shares on the day of the grant. This fair value is determined using the closing price of our common shares on the Toronto Stock Exchange on the day immediately preceding the date of the grant.

Employee stock options generally vest over a three- to five-year period starting from their grant date and expire 7 years from the date of their grant. Directors’ and officers’ stock options generally have quarterly vesting over three- to five-year periods. We issue new shares from treasury upon the exercise of a stock option.

As of April 30, 2007, we had 4,712,127 stock options granted and outstanding under our shareholder-approved stock option plan and 884,238 remained available for grant. In addition, there were 195,056 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

Total estimated stock-based compensation expense recognized under “Share Based Payment” (“SFAS 123R”) related to all of our stock options was included in our consolidated statement of operations as follows:

	Three Months Ended
	April 30,	April 30,
	2007	2006
Cost of revenues	10	8
Sales and marketing	63	86
Research and development	27	19
General and administrative	93	124
Effect on net income	193	237

Effect on earnings per share:
Basic	0.00	0.01
Diluted	0.00	0.01

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against the full amount of any such deferred tax asset. In addition, we realized no tax benefits in connection with stock options exercised during the first quarter of 2008.

As of April 30, 2007, $2.5 million of total unrecognized compensation costs, net of forfeitures, related to non-vested awards is expected to be recognized over a weighted average period of 1.9 years.

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on our historical rates of employee turnover and other factors.

Assumptions used in the Black-Scholes model were as follows:

	Three Months Ended
	April 30,	April 30,
	2007	2006
Black-Scholes weighted-average assumptions:
Expected dividend yield	0.0%	0.0%
Expected volatility	58.2%	62.0%
Risk-free rate	4.0%	4.1%
Expected option life in years	5.0	5.0

A summary of option activity under all of our plans from January 31, 2007 is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2007	5,717,433	$3.63
Granted	175,000	$4.36
Forfeited/Cancelled	(217,054)	$6.75
Exercised	(768,196)	$1.80
Balance at April 30, 2007	4,907,183	$3.80	4.9	7.3

Exercisable at April 30, 2007	1,667,603	$5.84	3.7	2.2

The weighted-average grant-date fair value of options granted during the quarters ended April 30, 2007 and 2006 was $2.33 per share and $1.93 per share, respectively. The total intrinsic value of options exercised during the first quarter of 2008 was approximately $1.9 million. There was no intrinsic value for options exercised during the quarter ended April 30, 2006 as the weighted-average exercise price was less than the average market price for our common shares during the quarter.

A summary of the status of our non-vested stock options under our shareholder-approved stock option plan as of April 30, 2007 is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Grant-Date Fair Value per Share
Balance at January 31, 2007	3,429,601	$1.47
Granted	175,000	$2.33
Forfeited/cancelled	(185,650)	$1.25
Vested	(226,171)	$1.39
Balance at April 30, 2007	3,192,780	$1.53

Deferred Share Unit Plan

Our board of directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (“DSUs”), each of which has a value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors (currently $45,000), then the director must take at least 50% of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place. As at April 30, 2007, the total DSUs held by participating directors was 32,346, representing an aggregate accrued liability of $144,803.

Note 11 – Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing on-demand, software-as-a-service logistics technology solutions. The following tables provide our segmented revenue information by geographic areas of operation and revenue type:

	Three Months Ended
	April 30,	April 30,
	2007	2006
Revenues
Canada	1,801	658
Americas, excluding Canada	8,178	7,604
Europe, Middle East and Africa (“EMEA”)	3,008	3,086
Asia Pacific	301	344
	13,288	11,692

	Three Months Ended
	April 30,	April 30,
	2007	2006
Revenues
Services	12,172	10,722
License	1,116	970
	13,288	11,692

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic areas of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangible assets that are attributed to individual geographic segments.

	April 30,	January 31,
	2007	2007
Total long-lived assets
Canada	11,335	11,675
Americas, excluding Canada	26,539	25,708
EMEA	651	710
Asia Pacific	60	52
	38,585	38,145

Note 12 – Commitments and Contingencies

Commitments

To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations and purchase obligation:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating lease obligations	2.1	1.8	0.4	0.3	4.6
Purchase obligation	0.1	-	-	-	0.1
	2.2	1.8	0.4	0.3	4.7

Operating Lease Obligations

We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2016. The future minimum amounts payable under these lease agreements are described in the chart above.

We have remaining obligations related to the exit of various real property leases in connection with our restructuring activities. Some of these leases have outstanding balances pending full and final resolution and settlement of such lease obligations with the applicable lessor. The aggregate outstanding restructuring provision related to these leases is $0.2 million.

Purchase Obligation

We are committed under a non-cancelable hosting agreement to procure various information technology hosting and co-location services over the next year. The future minimum amounts payable under this hosting agreement are described in the chart above.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements

In connection with our acquisition of FCS, we paid $4.0 million into escrow to be released to certain former shareholders of FCS over a period of 24 months. If we terminate the employment of a former shareholder (other than for cause) prior to the expiration of the escrow period, then any portion of the escrow then remaining and allocated to that former shareholder will be released to that former shareholder. If the employment of a former shareholder is terminated for cause during the escrow period or the former shareholder resigns his employment during the escrow period without good reason, then any portion of the escrow then remaining and allocated to that former shareholder will be forfeited by the former shareholder and released to us. At April 30, 2007, $3.0 million still remains subject to this escrow, of which $2.3 million remains on our consolidated balance sheet and is presented as “Deferred contingent acquisition consideration” to be expensed as “contingent acquisition consideration” through June 2008.

CORPORATE INFORMATION

Stock Exchange Information

Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents

Computershare Investor Services Inc.

100 University Avenue

Toronto, Ontario M5J 2Y1

North America: (800) 663-9097

International: (416) 263-9200

Computershare Trust Company

12039 West Alameda Parkway

Suite Z-2 Lakewood, Colorado

80228 USA

International: (303) 262-0600

Independent Registered Chartered Accountants

Deloitte & Touche LLP

4210 King Street East

Kitchener, Ontario N2P 2G5

(519) 650-7729

Investor Inquiries

Investor Relations

The Descartes Systems Group Inc.

120 Randall Drive

Waterloo, Ontario N2V 1C6

(519) 746-8110 ext. 2358

(800) 419-8495

E-mail: investor@descartes.com

www.descartes.com